ReedSmith

Antone P. Manha
Direct Phone: 212.549.0246
Email: amanha@reedsmith.com


04045343

Reed Smith LLP
599 Lexington Avenue
New York, NY 10022-7650
212.521.5400
Fax 212.521.5450

September 28, 2004


SEC MAIL PROCESSING
RECEIVED
OCT 0 5 2004
WASH, D.C. 179 SECTION

VIA FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3-2
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: File No. 82-34790

Ladies and Gentlemen:

On behalf of EpiTan Limited (the "**Company**") we hereby furnish this letter to the Securities and Exchange Commission (the "**SEC**") in order to provide you information that has been made public, distributed or filed with the Australian Stock Exchange Limited (the "**ASX**") or the Australian Securities and Investments Commission (the "**ASIC**") by the Company in connection with the its ongoing obligation to furnish such information to the SEC pursuant to its Rule 12g3-2(b) exemption.

Enclosed under Exhibit A attached to this letter is a complete list and copy of information that the Company has (i) made public or is required to make public pursuant to the Corporations Act of Australia; (ii) distributed or is required to distribute to the holders of its securities; and (iii) filed or is required to file with the ASX or ASIC since August 19, 2004, the date EpiTan last filed information with the SEC that it had either made public, filed or distributed to the ASX or the ASIC pursuant to its ongoing obligation to furnish such information to the SEC.

The Company agrees that it will continue to furnish to the SEC on an ongoing basis whatever information it makes public, distributes or files with the ASX or the ASIC.

If you have any questions or comments please call me at 212.549.0246 or Ms. Maria Tripodes at 212.549.0202.

To confirm your receipt of the enclosed material, please file stamp the enclosed copy of this letter and return it in the pre-addressed envelope also enclosed herewith.

Sincerely,

Antone P. Manha

10/6

FILE NO. 82-34790

EXHIBIT A

TAB	DOCUMENT DESCRIPTION
I	Company announcement, dated September 3, 2004
II	Company announcement, dated September 3, 2004
III	Company announcement, dated September 1, 2004
IV	Notice of Annual General Meeting, dated August 27, 2004
V	Annual Report, dated August 27, 2004




epitan

3 September 2004

Company Announcements
Australian Stock Exchange Limited
500 Collins Street
MELBOURNE VIC 3000

Dear Sirs

Change of Director's Interests - Dr W Millen (Weighton Pty Ltd)

EpiTan Limited lodges on behalf of its executive chairman, Dr W Millen, an Appendix 3Y and Form 604 detailing the recent changes in the shareholding of Weighton Pty Ltd, the company associated with Dr Millen.

This completes the sale of shares contemplated by the interests of Dr W. Millen as notified to Australian Stock Exchange Limited on 10 May, 2004.

Yours faithfully

Iain Kirkwood
Chief Administrative Officer
EPITAN LIMITED

EpiTan Limited abn 88 089 644 119
Level 10, 52 Collins Street, Melbourne Victoria Australia 3000 Tel: +613 9662 4688 Fax: +613 9662 4788 www.epitan.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EPITAN LIMITED
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Wayne Millen
Date of last notice	28 June 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 10,000 Indirect 17,716,375
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Weighton Pty Ltd (trustee of Millen Family Trust)
Date of change	31 August 2004
No. of securities held prior to change	17,726,375
Class	Ordinary Shares Fully Paid ("EPT")
Number acquired	Nil
Number disposed	100,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$92,181.60
No. of securities held after change	17,626,375

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade – 100,000

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme EPITAN LIMITED

ACN/ARSN 089 644 119

1. Details of substantial holder (1)

Name Dr Wayne Millen and Weighton Pty Ltd

ACN/ARSN (if applicable) (ACN 008 945 604)

There was a change in the interests of the substantial holder on 31 August 2004

The previous notice was given to the company on 28 June 2004

The previous notice was dated 28 June 2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	17,726,375	15.51%	17,626,375	14.11%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
31 August 2004	Weighton Pty Ltd	Transfer of Legal and beneficial ownership	$0.92 per share	100,000 ordinary shares	100,000 votes

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Dr W. Millen	Weighton Pty Ltd	N/A	Dr Millen is a Director and is a controlling shareholder of entity holding the shares	17,616,375	14.10%
	Dr W. Millen	N/A	Legal & beneficial holder	10,000	0.01%
Weighton Pty Ltd	Weighton Pty Ltd	N/A	Legal & beneficial holder	17,616,375	14.10%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Weighton Pty Ltd	1/125 Domain Road, South Yarra, VIC, 3141
Dr W. Millen	1/125 Domain Road, South Yarra, VIC, 3141

7. Composite Notice

This notice is given on behalf of both Dr Wayne Millen and Weighton Pty Ltd, an entity controlled by Dr Wayne Millen. The notice is signed by Dr Millen in his personal capacity and as a director of Weighton Pty Ltd. Both Dr Millen and Weighton Pty Ltd have a total voting interest in EpiTan Limited of 15.51%.

Signature

print name Dr Wayne Millen capacity Director

sign here Wayne A. Millen date 3 September 2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.


epitan



company announcement

Friday, 3 September 2004

Notification of change of address

From Monday 6 September 2004 EpiTan Limited will be located at:

Level 13, 1 Collins Street
Melbourne Victoria 3000
Australia

Telephone +61 3 9660 4900
Facsimile +61 3 9660 4999

www.epitan.com.au

Iain Kirkwood
Company Secretary

EpiTan Limited abn 88 089 644 119
Level 10, 52 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9662 4688 **Facsimile** +61 3 9662 4788 www.epitan.com.au





company announcement

Wednesday 1 September 2004

EpiTan completes German listing

For more information contact:
Davina Bridgeman, Investor Relations & Marketing, EpiTan Limited, Telephone +61 3 9662 4688
Richard Allen, Oxygen Financial Public Relations, Telephone +61 3 9915 6341
investorrelations@epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX: EPT, ADR: EPTNY) today announced that its shares will be listing on the Frankfurt Stock Exchange, commencing 1st September 2004. EpiTan has contracted the Frankfurt-based securities broker Seydler AG Securities to act as Market Maker for the company's shares on Xetra (Electronic Dealing System).

Dr Wayne Millen, EpiTan's Executive Chairman and CEO, said: "This is an important move for EpiTan to open up the European market where we have already witnessed significant interest in our company by institutional investors. We intend to further increase EpiTan's profile with both institutional and private investors across Europe in the coming months. The US ADR listing in July proved very successful and we expect a listing in Germany will further broaden our international capital base."

The code for the EpiTan shares on Xetra is UR9 and the German securities code (ISIN) is AU000000EPT3.

For more information visit the Frankfurt Stock Exchange at: www.deutsche-boerse.com.

About EpiTan Limited

EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a focus on niche prescription dermatology products. Its leading drug candidate Melanotan® stimulates the body to make melanin, the dark pigment of a tan which is known to protect the body from skin damage as a result of sunburn. Sunburn is a known prime cause of skin cancer.

EpiTan Limited abn 88 089 644 119
Level 10, 52 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9662 4688 **Facsimile** +61 3 9662 4788 www.epitan.com.au



Simply, Melanotan induces a protective tan without the need to expose the skin to harmful levels of ultra-violet (UV) radiation. EpiTan recently acquired three products - Linotar® (eczema), Exorex® (psoriasis) and Zindaclin® (acne) – and is currently evaluating the acquisition or in-licensing of other dermatology-based products to add to its portfolio.

About Melanotan

Melanotan has completed a Phase II clinical trial in Australia that demonstrated the drug increases melanin content by up to 100% and reduces sunburn injury by up to 50% in fair-skinned volunteers. This represents a significant breakthrough for people most at risk of sunburn injury and skin cancer. Melanotan will now undergo clinical studies in Europe and the USA. These trials will assess its potential both as a preventative to reduce the effects of UV damage and as a therapy for UV-associated skin disorders such as polymorphous light eruption (PMLE).

Melanotan will be delivered by a user-friendly and biodegradable sustained-release implant, administered by a single injection. Transdermal formulations are also being tested.

An independent report commissioned by the company identified that there are three potentially lucrative markets for Melanotan. Firstly, the prophylactic market includes those populations that do not tan well and seek additional protection from UV damage. Secondly, the therapeutic market consists of patients with UV-associated skin diseases or disorders for which Melanotan may provide a clinical benefit and, finally, the cosmetic market comprises those people who want a tan, but not specifically for health reasons.

-END-

EpiTan Limited abn 88 089 644 119
Level 10, 52 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9662 4688 **Facsimile** +61 3 9662 4788 www.epitan.com.au



EpiTan Limited
ABN 88 089 644 119

(4)

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com



000001
EPT 

MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030



24 August 2004

Dear Shareholder

I enclose a Notice of Meeting for the 2004 Annual General Meeting of the company which is to be held at 10.00am on 1 October 2004 at the Stamford Plaza Melbourne, 111 Little Collins Street, Melbourne in the Edinburgh Room on Level 1.

In addition to receiving the company's financial reports, shareholders will be asked to consider and vote on the following proposals:

Ordinary Resolutions:

- the re-election of Mr McLiesh as a director of the company;
- the ratification of a placement of 10,500,000 shares and 6,667,362 unlisted options completed on 20 August 2004; and
- the issue of a total of 1,500,000 options to the Managing Director.

Further details of the resolutions to be put before the members are set out in the Explanatory Memorandum, which accompanies and forms part of this Notice of Annual General Meeting.

Your directors consider the proposed resolutions to be in the best interests of the company and its shareholders and recommend that shareholders vote in favour of all resolutions.

If any shareholders are unable to attend the Annual General Meeting, they are strongly urged to complete the attached proxy form and return it by mail or facsimile (to be received no later than 10.00am on 29 September 2004).

I look forward to welcoming you to EpiTan's 2004 Annual General Meeting.

Yours faithfully
EPITAN LIMITED

Dr W. A. Millen
Executive Chairman



EpiTan Limited
ABN 88 089 644 119



keep up to date with epitan's progress

The latest news and information about EpiTan is available at **www.epitan.com.au** Visit our website to find company announcements, FAQs, a Melanotan video, share price information, annual and financial reports and more.

If you would like to receive company announcements by email as soon as they are released, please subscribe to our email alerts service by:

- going to **www.epitan.com.au** and clicking on the "**email alerts**" option on our homepage

or

- completing the form below and faxing to 03 9662 4788 or mailing to EpiTan Limited, Email Alerts Registration, Level 10, 52 Collins Street, Melbourne VIC 3000 Australia

First Name: ....

Last Name: ....

Email Address: ....

Contact Phone No: ....

Postcode: ....

Country: ....

Please tick the boxes to indicate which information you would like us to send you:

ASX Announcements: ☐
Financial Reports: ☐
Analyst Reports ☐

Please tick one box below to indicate which group you best fit into:

Analyst: ☐
Broker ☐
Financial Advisor: ☐
Fund Manager: ☐
Institutional Investor: ☐
Sophisticated Investor: ☐
Private Investor: ☐
Media Representative: ☐

Do you currently hold shares in this company?
Yes ☐ No ☐

Once we've received your form, we will register you for email alerts. A confirmation will be sent to your email address.

EpiTan Limited abn 88 089 644 119
Level 10, 52 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9662 4688 **Facsimile** +61 3 9662 4788 www.epitan.com.au



Proxy Form

EpiTan Limited

ABN 88 089 644 119

Mark this box with an 'X' if you have made any changes to your address details (see reverse)



All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com



000001 EPT
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 IND

Appointment of Proxy

I/We being a member/s of EpiTan Limited and entitled to attend and vote hereby appoint



the Chairman of the Meeting (mark with an 'X')

OR



Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of EpiTan Limited to be held at in the Edinburgh Room, Stamford Plaza Melbourne, 111 Little Collins Street, Melbourne on Friday, 1 October 2004 at 10.00am and at any adjournment of that meeting.





IMPORTANT: FOR ITEMS 2 AND 3 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 2 and 3 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 2 and 3 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.



Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 1	Re-election of director - Mr Stanley McLiesh			
Item 2	Placement of Shares and Options			
Item 3	Issue of Options to the Managing Director			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1



Sole Director and Sole Company Secretary

Securityholder 2



Director

Securityholder 3



Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date ___/___/___

EPT 17PR



EPT_WIP_174446/000001/000003/i

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00am on Friday, 1 October 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 13, 1 Collins Street, MELBOURNE VIC 3000 Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Registered Office - Level 13, 1 Collins Street, MELBOURNE VIC 3000 Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2555

EPITAN LIMITED
ACN 089 644 119
('Company')

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the 2004 Annual General Meeting of shareholders will be held in the Edinburgh Room, Level 1 Stamford Plaza Melbourne, 111 Little Collins Street, Melbourne, Victoria on Friday 1 October, 2004 commencing at 10.00am.

BUSINESS

A. FINANCIAL STATEMENTS AND REPORTS

To table:

(a) the financial statements;

(b) the directors' report; and

(c) the auditor's report,

of the Company for the year ended 30 June 2004 for Shareholder consideration and discussion.

B. ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

1. RETIREMENT AND RE-ELECTION – MR STANLEY McLIESH

That Stanley Roy McLiesh, a Director retiring in accordance with clause 57 of the Company's Constitution, being eligible and having signified his candidature for the office, is re-elected as a Director of the Company.

2. PLACEMENT OF SHARES AND OPTIONS

That the issue on 20 August 2004 of:

(a) 10,500,000 fully paid ordinary shares at an issue price of $0.76 per share; and

(b) 6,667,632 options, each to subscribe for a fully paid ordinary share, exercisable at $1.03 per option,

further described in the Explanatory Memorandum which accompanies and forms part of this Notice of Meeting, be ratified for the purposes of Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited.

3. ISSUE OF OPTIONS TO THE MANAGING DIRECTOR

That, in compliance with Rule 10.11 of the Listing Rules of Australian Stock Exchange Limited, the issue to Dr. Wayne Millen, a Director of the Company, of 1,500,000 options, each option entitling the holder to subscribe for one fully paid ordinary share in the capital of the Company on the terms set out in the Explanatory Memorandum attached to and forming part of this Notice of Meeting, be approved.

BY ORDER OF THE BOARD
Iain Kirkwood
Company Secretary
24 August 2004

VOTING EXCLUSION STATEMENTS

Resolution 1

No voting restriction is applicable.

Resolution 2

Pursuant to Listing Rule 14.11, the Company will disregard any votes on Resolution 2 cast by:

- any person who participated in the issue (ie Absolute Return Europe Fund and Mercury Investments Limited); and
- an associate of those persons.

Resolution 3

Pursuant to Listing Rule 14.11, the Company will disregard any votes cast on Resolution 3 by:

- Dr Wayne Millen; and
- his associates.

However, in the case of Resolutions 2 and 3, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote and it is cast in accordance with the directions on the proxy form; or

- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote and it is cast in accordance with a direction on the proxy form to vote as the proxy decides.

NOTES:

1. The details of the resolutions contained in the Explanatory Memorandum accompanying this Notice of Annual General Meeting should be read together with and form part of this Notice of Annual General Meeting.

2. The Company has determined, in accordance with regulation 7.11.37 of the *Corporations Regulations 2001* (Cth), that the Company's shares quoted on the Australian Stock Exchange at 7.00pm Melbourne time on 29 September 2004 are taken, for the purposes of the Annual General Meeting, to be held by the persons who held them at that time. Accordingly, those persons only are entitled to attend and (if not excluded) vote at the meeting.

PROXIES:

1. A member entitled to attend and vote at the meeting is entitled to appoint not more than two persons as the member's proxy to attend and vote for the member at the meeting.

2. If a member is entitled to cast two or more votes at the meeting, they may appoint two proxies (but no more). Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights. Neither proxy may vote on a show of hands

3. A proxy need not be a member of the Company.

4. The Form of Proxy must be signed by the member or his or her attorney. Proxies given by corporations must be signed in accordance with the constitution of the corporation giving the proxy and either in accordance with the requirements of section 127 of the *Corporations Act 2001* (Cth) or under the hand of a duly authorised attorney.

5. If any shareholder is unable to attend the Annual General Meeting, he/she is strongly urged to complete the attached proxy form. To be valid, the Form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or any attested copy thereof) must be returned by hand, facsimile or mail (to be received no later than 10.00am on 29 September 2004) to either of the following offices:

   EpiTan Limited

   (*until 3 September 2004*)

   Level 10, 52 Collins Street
   Melbourne Victoria 3000

   (*after 3 September 2004*)

   Level 13, 1 Collins Street
   Melbourne Victoria 3000

   Facsimile: (03) 9662 4788

   OR

   Computershare Investor
   Services Pty Limited
   GPO Box 242
   Melbourne Victoria 3001

   Facsimile: (03) 9473 2555

6. If the Form of Proxy is signed but is blank in all other material respects, it will be taken to mean that it is in favour of the Chairperson of the Meeting for the full voting rights and the Chairperson intends to vote, as proxy for that shareholder, in favour of the resolution or resolutions at the meeting.

7. A proxy may decide whether to vote on any motion, except where the proxy is required by law or the constitution of the Company to vote, or abstain from voting, in their capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may vote on that item only in accordance with the direction. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit.

8. The Form of Proxy accompanies this Notice of Annual General Meeting.

EXPLANATORY MEMORANDUM

PURPOSE OF INFORMATION

The purpose of this Explanatory Memorandum (which is included in and forms part of the Notice of Meeting) is to provide shareholders with an explanation of the resolutions to be proposed and considered at the Annual General Meeting on 1 October 2004.

Shareholders should read the full text of this Explanatory Memorandum before deciding how to vote.

If you are in any doubt about the action which you should take in relation to the proposals contemplated in this Explanatory Memorandum, you should consult your financial or other professional adviser immediately.

Words or expressions used in this Explanatory Memorandum are defined below. Unless otherwise stated, all references to sums of money, '$' and 'dollars' are references to Australian currency.

DEFINITIONS

In this Explanatory Memorandum the following terms have the following meanings:

AGM means the 2004 Annual General Meeting of the Company to be held on 1 October 2004.

Annual Report means the Annual Report of the Company for the year ended 30 June 2004.

ASX means Australian Stock Exchange Limited.

Board means the Board of Directors.

Company means EpiTan Limited ACN 089 644 119.

Constitution means the constitution of the Company.

Corporations Act means the *Corporations Act 2001* (Cth).

Director means a director of the Company as at the date of this Explanatory Memorandum.

Director Option means an Option proposed to be issued to the Managing Director, on the terms set out in Annexure A.

Explanatory Memorandum means this explanatory memorandum which forms part of the Notice of Meeting.

Investor Option means an Option issued pursuant to the Placement.

Listing Rules means the official Listing Rules of the ASX.

Managing Director means the Managing Director, Dr Wayne Millen.

Notice of Meeting means the notice of the AGM dated 24 August 2004 referred to in and which accompanies this Explanatory Memorandum.

Option means an option entitling the holder to subscribe for one Share.

Placement means the issue of 10,500,000 Shares and 6,667,632 Investor Options on 20 August 2004.

Resolution means a resolution referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the Company.

Shareholder means a holder of Share(s).

THE RESOLUTIONS

1. To re-elect Stanley McLiesh as a Director;
2. To ratify the Placement; and
3. To approve the issue of 1,500,000 Director Options to the Managing Director.

WHY THE MEETING NEEDS TO BE HELD

(A) FINANCIAL STATEMENTS AND REPORTS

If the Corporations Act requires a public company to hold an annual general meeting, the directors of that company must table the financial report (which includes the directors declaration on the financial statements), directors' report and auditor's report of the company for the immediately preceding financial year at the annual general meeting.

The Company's financial statements and reports for the year ended 30 June 2004 are included in the Company's Annual Report. A copy of the Annual Report has been forwarded to each Shareholder and will be tabled at the AGM.

There is no requirement in either the Corporations Act or the Constitution for Shareholders to approve the financial report, the directors' report or the auditor's report. The sole purpose of tabling the financial statements of the Company at the AGM is to provide Shareholders with a reasonable opportunity to ask questions of the Directors (or the auditor) or make comments on matters arising from the financial statements or the reports on the Company's operations at the meeting.

(B) ORDINARY BUSINESS

RESOLUTION 1

RETIREMENT AND RE-ELECTION OF DIRECTOR (MR STANLEY McLIESH)

Clause 57 of the Constitution requires that at each annual general meeting of the Company, one third of the Directors (or, if their number is not a multiple of 3, then the number nearest to but not exceeding one third) must retire from office.

- The Directors to retire by rotation are those Directors who have been the longest in office since their last election or appointment. It is noted that, under the Constitution, the Managing Director is exempt from the requirement to retire by rotation. The Constitution also provides that no Director can remain in office for longer than 3 years without facing re-election.

Accordingly, Mr Stanley McLiesh, being the Director longest in office since his last re-election, retires by rotation from office as a Director of the Company at the conclusion of the 2004 Annual General Meeting, but is eligible for re-election under clause 57.4 of the Constitution.

Mr McLiesh has indicated to the Company his desire to continue as a Director and therefore, he seeks re-appointment as a Director. Details about Mr McLiesh can be found in the Annual Report.

RESOLUTION 2

RATIFICATION OF PLACEMENT

On 20 August 2004, the Company issued 10,500,000 Shares at $0.76 per Share and 6,667,362 Investor Options. The Placement was made to two professional overseas fund managers, Absolute Return Europe Fund, managed by FM Fund Management

Limited and Mercury Investments Limited. Details of the investors can be found in the Company's announcement to ASX dated 11 August 2004.

Listing Rule 7.1

The Placement was made without Shareholder approval.

Listing Rule 7.1 has the effect that, without the approval of Shareholders, the Company must not issue, or agree to issue, more than 15% of its capital within any 12 month period.

Listing Rule 7.4

Listing Rule 7.4 has the effect that an issue of securities made without approval under Listing Rule 7.1 is treated as having been made with the approval of the shareholders for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 when it was made and the Shareholders subsequently ratify the issue.

As the Placement, together with the other securities issued by the Company in the 12 month period ending on 20 August 2004 did not exceed the 15% limit, the Placement did not breach Listing Rule 7.1. The Placement can therefore be ratified under Listing Rule 7.4.

By ratifying the Placement the subject of Resolution 2, the Company will refresh its ability to be able to raise more capital, should the need arise, by the issue of further securities without the delay involved in obtaining shareholder approval. In that regard, the Company will be well placed to readily take advantage of opportunities in the capital markets as they arise.

Listing Rule 7.5

Listing Rule 7.5 requires the following information about the Placement to be disclosed to Shareholders:

The number of securities issued

- 10,500,000 Shares; and
- 6,667,362 Investor Options.

The price at which the securities were allotted

- The Shares were issued for $0.76 per Share; and
- The Investor Options were issued for no consideration, but are exercisable at $1.03 per option.

The names of the allottees or the basis on which allottees were determined

The allottees of the Shares and Investor Options are institutional investor as follows:

Allottee	No of Shares	No of Investor Options
Absolute Return Europe Fund	8,500,000	4,048,041
Mercury Investments Limited	2,000,000	2,619,321

The terms of the securities

- The Shares rank equally with the existing issued Shares from the date of issue.
- The Investor Options are exercisable on payment of the exercise price of $1.03 per option at any time on or before 20 August 2007. The Investor Options are otherwise on standard terms. The Investor Options are not transferable.

The use (or intended use) of the funds raised

The funds raised by the issue of the Shares under the Placement will be used to continue the development of the Company's clinical trial programme for its leading drug candidate, Melanotan, acquire and in-license other prescription dermatology products and working capital.

Upon exercise of the Investor Options, the Company will evaluate the best use of those funds at that time or otherwise apply them to working capital requirements.

Please note: A voting exclusion statement relating to this Resolution is included in the Notice of Meeting.

RESOLUTION 3

APPROVAL OF THE ISSUE OF OPTIONS TO THE MANAGING DIRECTOR

The Company proposes to issue Director Options to the Managing Director.

Listing Rule 10.11 and required disclosure

Under Listing Rule 10.11 the Company must obtain the approval of Shareholders by ordinary resolution before it can issue securities to a related party or a person whose relationship with the Company or a related party is, in ASX's opinion, such that Shareholder approval should be obtained. The Managing Director is a related party of the Company , and therefore the proposed issue to the Managing Director requires Shareholder approval under Listing Rule 10.11.

Accordingly, your Directors have proposed Resolution 3 to seek approval under Listing Rule 10.11.

Background for the proposal

The Company completed a full review of its remuneration arrangements in late 2003 for its executive officers, senior management and non-executive Directors. The review was undertaken by the Nomination and Remuneration Committee of the Board with the assistance of an independent remuneration consultant, Geoffrey Nunn & Associates Pty Ltd.

After assessing all relevant factors, including but not limited to the recent changes in the regulatory environment, increased risks in managing the affairs of a listed company and the remuneration paid to Managing Directors of comparable listed companies, the independent report commissioned by the Nomination and Remuneration Committee concluded that the Managing Director was not currently being fairly remunerated by reference to his peers and community expectations.

In making the recommendation to this meeting that the grant of the Director Options to the Managing Director be approved by the Shareholders, both the Nomination and Remuneration Committee and the other members of the Board have acted on, and consistently with, the recommendations of Geoffrey Nunn & Associates Pty Ltd (the independent remuneration consultant).

Terms and conditions

If Resolution 3 is approved, the Board will be authorised to issue up to 1,500,000 Director Options to the Managing Director on the terms and conditions set out in this Explanatory Memorandum (including Annexure A).

Listing Rule 10.13

Listing Rule 10.13 requires the following information about the proposal to issue the Director Options to be given to the Shareholders:

Issuee / statement of relationship between Issuee and Company

The Director Options will be issued to Dr. Wayne Millen, the Managing Director.

Number of securities to be issued

The maximum number of Director Options for which approval is sought under Resolution 3 is 1,500,000

Date of issue

The Director Options will be issued within 1 month of the date of the AGM.

Issue Price and terms of issue

- The Exercise Price will be equal (to the nearest whole cent) to the volume weighted average sale price of the Shares on ASX in the 5 trading days commencing on (and including) 1 October 2004.
- The final date for exercise of the Director Options will be 30 June 2008.
- No Director Options will be capable of exercise for 12 months after the date of issue. Thereafter, one third of the Director Options will vest in the following 12 months, a further one third of the Director Options will vest in the next 12 month period and all Director Options will vest in the holder and be able to be exercised on and after 3 years from the date of issue.
- 50% of the Director Options will lapse if a partnering, collaborative or other equivalent agreement has not been executed by the Company for its primary drug candidate, Melanotan, by 30 September 2005.
- The remaining 50% of the Director Options will lapse if a Phase III clinical trial for Melanotan has not commenced before 31 December 2005.
- If for any reason the Managing Director ceases to be a Director, all Director Options not then vested will immediately lapse.

Therefore, if the Managing Director is to receive the full benefit of the Director Options, he must not only remain a Director but the Company must also achieve, in a timely manner, two critical goals in its development program for Melanotan ie a partnering, collaborative or equivalent agreement and the commencement of a Phase III clinical trial.

Shareholders should note that the terms of the Director Options provide the Board with the ability to waive the requirement that the Managing Director must remain a Director if he is to receive the full benefit of the Director Options. While the power exists, it is the intention of the Board that the power to waive that requirement of the terms of issue of the Director Options will only be exercised by the Board in very limited circumstances, for example, death or incapacity of the Managing Director.

Use of Funds

No funds will be raised by the issue of the Director Options. Upon exercise of the Director Options, the Company will evaluate the best use of those funds at that time or otherwise apply them to working capital requirements.

Shareholders should note that the issue of the Director Options is not under any form of employee incentive scheme. It is separate to and is not part of the Company's Employee Option Plan. Also, Shareholder approval under Listing Rule 10.11 will obviate the need for approval of the issue of the Director Options as an exception to Listing Rule 7.1.

The full terms of the Director Options are annexed to this Explanatory Memorandum as Annexure A.

Please note: A voting exclusion statement relating to this Resolution is included in the Notice of Meeting.

HOW TO VOTE

To vote on the Resolutions you will need to follow these steps:

EITHER **1.** Complete the Form of Proxy and return it by facsimile or mail (to be received no later than 10.00am on 29 September 2004 to the following offices or facsimile numbers:

EpiTan Limited

Until 3 September 2004;

Level 10, 52 Collins Street
Melbourne Victoria 3000

After 3 September 2004;

Level 13, 1 Collins Street
Melbourne Victoria 3000

Facsimile number: (03) 9662 4788

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001

Facsimile number: (03) 9473 2555

OR **2.** Attend the AGM.

The lodging of a completed Form of Proxy will not prevent you from attending and voting at the AGM.

DIRECTORS' RECOMMENDATION

Your Directors recommend that you vote in favour of the Resolutions being put to you at the AGM for the reasons outlined above. Each Director who has an interest in the outcome of a particular Resolution has abstained from making a recommendation on those Resolutions.

The Directors recommend that all Shareholders consider very carefully all the information set out in this Explanatory Memorandum before deciding how to vote on the Resolutions.

QUERIES

If you have any queries about the AGM, the financial statements to be put to the AGM or the Resolutions being considered, please contact the Managing Director, Dr Wayne Millen at EpiTan Limited on (03) 9662 4688

COPIES OF DOCUMENTS

This document may be inspected at the Company's registered office at Level 10, 52 Collins Street, Melbourne, Victoria (until 3 September 2004) or Level 13, 1 Collins Street, Melbourne, Victoria (after 3 September 2004) at any time during business hours.

Iain Kirkwood
Company Secretary
EpiTan Limited

24 August 2004

ANNEXURE A

TERMS OF ISSUE OF DIRECTOR OPTIONS UNDER RESOLUTION 3

Each option (**'Option'**) entitles the holder of the Option (**'Option Holder'**) to subscribe for and be issued one fully paid ordinary share (**'Share'**) in EpiTan Limited ABN 88 089 644 119 (**'Company'**) on the terms and conditions set out below:

1.1 Subject to clauses 1.2 to 1.7 inclusive and 12, each Option is exercisable during the period commencing on the date the Company grants the Option and concluding at 5.00 pm (AEST) on 30 June 2008 (**'Expiry Date'**).

1.2 Subject to clauses 1.3 to 1.7 inclusive the following restrictions on exercise of the Options will apply:

(a) no Options may be exercised on or before the first anniversary of the Issue Date;

(b) no more than 33% of the Options may be exercised on or before the second anniversary of the Issue Date;

(c) no more than 67% of the Options may be exercised on or before the third anniversary of the Issue Date; and

(d) no restrictions on the exercise of the Options will apply after the third anniversary of the Issue Date (ie the remaining 33% of the Options will become capable of exercise).

1.3 In addition to the restrictions on exercise of the Options set out in clause 1.2, the Options will lapse automatically in the following circumstances:

(a) 50% of the Options will lapse automatically if a partnering, or collaborative agreement has not been executed by the Company for its primary drug candidate, Melanotan, by 30 September 2005; and

(b) all remaining 50% of the Options will lapse automatically if a Phase III clinical trial has not commenced for Melanotan before 31 December 2005.

1.4 If:

(a) a takeover offer or a takeover announcement is made in respect of the Shares; or

(b) the shareholders approve an issue of Shares under Item 7 of section 611 of the Corporations Act; and

(c) the takeover offer or offer pursuant to the announcement (as the case may be) is accepted by the holders of not less than 50% in number of the Shares or there is an issue of Shares that results in a change in control of the Company,

(d) all Options currently held by the Option Holder will become immediately capable of exercise.

1.5 If an offer for the Shares is made to the members of the Company under a scheme of arrangement which has been approved in accordance with the Corporations Act 2001 (Cth), all Options currently held by the Option Holder will become immediately capable of exercise within the period notified by the Company.

1.6 If the Option Holder ceases for any reason to be a director of the Company, all Options held by the Option Holder which have not vested will lapse.

1.7 The Company may, at its sole discretion, waive the conditions set out in clause 1.6. If so, then subject to clauses 1.2, 1.3, 1.4 and 1.5, which will continue to be applicable, the Option Holder will be entitled to exercise the Options notwithstanding that he/she may have ceased to be a director of the Company.

2. The Options may be exercised wholly or in part by giving notice in writing ('**Notice of Exercise**') in the form provided to the Company at any time during the Option Period.

3. If the fully paid ordinary shares of the Company are listed on the Australian Stock Exchange Limited ('**ASX**'), the Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all share(s) issued on the exercise of an Option within 10 business days (as defined in the Listing Rules of the ASX ('**Listing Rules**')) of issue. The Company gives no assurance that such quotation or listing will be granted.

4. The exercise price for each Option will be equal (to the nearest whole cent) to the volume weighted average sale price of the Company's shares on ASX in the 5 trading days commencing on (and including) 1 October 2004 ('**Exercise Price**') and is payable immediately on exercise.

5. On receipt by the Company of the Notice of Exercise and payment of the Exercise Price, the Company must, within 14 business days (as defined in the Listing Rules), allot to the Option Holder one ordinary share in respect of each Option exercised by the Option Holder and dispatch the relevant acknowledgment of issue as soon as is reasonably practicable.

6. Shares issued on the exercise of an Option will rank equally in all respects with the then existing issued ordinary fully paid shares in the Company and will be subject to the provisions of the constitution of the Company.

7. An Option does not confer the right to participate in any new issue of securities of the Company, unless the Option Holder has first exercised the Option.

8. No adjustment to the number of shares over which each Option exists and/or the Exercise Price will be made except in accordance with clause 9.

9. Adjustments to the number of shares over which Options exist and/or the Exercise Price will be made to take account of changes to the capital structure of the Company by way of pro rata bonus and cash issues as follows:

   (a) Pro-Rata Cash issues

   Where a pro-rata issue is made (except a bonus issue) to the holders of underlying securities, the Exercise Price of an Option may be reduced according to the following formula:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

   where:
   O' = the new exercise price of the Option.
   O = the old exercise price of the Option.
   E = the number of underlying securities into which one Option is Exercisable.
   P = the average market Price per security (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.
   S = the Subscription price for a security under the pro rata issue.

D = the Dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).

N = the Number of securities with rights or entitlements that must be held to receive a right to one new security.

(b) Pro-Rata Bonus Issues

If there is a bonus issue to the holders of the underlying securities, on the exercise of any Options, the number of shares received will include the number of bonus shares that would have been issued if the Options had been exercised prior to the record date for the bonus issues. The Exercise Price will not change.

10. In the event of any reorganisation (including consolidation, sub-division, reduction or return) of the issued capital of the Company, the rights of the Option Holder including the number of Options or the Exercise Price or both shall be reorganised (as appropriate) to the extent necessary to comply with the Listing Rules of Australian Stock Exchange Limited applying to a reorganisation of capital at the time of the reorganisation.

11. It is not the intention of the Company to apply for quotation or listing of the Options on the ASX.

12. In the event of the liquidation of the Company, all unexercised Options will lapse.

13. Except for transfers to superannuation funds, trusts or other entities associated with and controlled by the Option Holder, the Options are not transferable except with the prior written consent of the Company. If the Options are transferred to a superannuation fund, trust or other entity associated with and controlled by the Option Holder or the Company consents to the transfer of the Options, the Company may impose any conditions on the transferee, including a condition that the transferee agree to be bound by the above terms and conditions, that it in its sole discretion determines to be appropriate.

14. Notices may be given by the Company to the Option Holder in the manner prescribed by the constitution of the Company for the giving of notices to the Shareholders of the Company.